Exhibit 99.5

To Our Shareholders:

The first quarter of 2009 has been a time of operating and financial progress for Minera Andes. Significantly, it has been a time when our largest shareholder affirmed his confidence in the fundamental strengths of Minera Andes by making a substantial investment in our common shares at a premium to the market.

In the first quarter of 2009, Minera Andes recorded a net loss of $4.9 million compared to a net loss of $2.0 million for the first quarter in 2008.  San José Mine production in the first quarter 2009 was 16,560 ounces of gold and 1,299,000 ounces of silver. First quarter 2008 mine production was 12,140 ounces of gold and 968,000 ounces of silver. Minera Andes owns 49 percent of the San José silver/gold mine. The average per ounce prices for gold and silver were $911 and $12.98, respectively, in 2009, and $774 and $8.93 during the previous quarter.

Production Rises, Costs Lowered at San Jose

In the first quarter 2009 gold and silver production rose and operating cash costs per ounce and per tonne fell as the result of doubling the capacity of the processing plant.  In addition, the mine was connected to the national power grid late in the first quarter 2009, and this should result in further reductions in operating costs starting in the second quarter 2009.

During the first quarter 2009, San José increased its annualized production rate for gold by 76 percent, and silver, by 70 percent compared to 2008.  This increase in silver/gold production has been realized by doubling mine production and mill and processing plant capacity from 750 tonnes-per-day to 1,500 tonnes per day.  Because of the expanded production rate, operating cash costs fell from $157/tonne in the fourth quarter 2008 to $112/tonne in the first quarter 2009. A 132-kilometer power line now connects the San Jose mine to the Argentina national power grid.  This power connection will significantly reduce electric power costs for the mine, which had previously been supplied by on-site diesel-electric generation.

Los Azules Studies Forwarded

Minera Andes has had good discovery success at our Los Azules copper project, where we have identified an inferred resource containing 11.2 billion pounds of copper as well as secondary values of gold and silver. The project is a joint venture between the Corporation and Xstrata Copper, a commodity unit of Xstrata plc, of Switzerland.  During the first quarter Minera Andes has completed a preliminary assessment including a 43-101 technical report and an engineering scoping study.  With the completion of the preliminary assessment and the Corporation’s expenditures to date on the project, the Corporation has completed the conditions to earn into a 100% interest on the project.  The Corporation expects to deliver its earn-in notice to Xstrata shortly.  Xstrata then has 90 days to elect whether or not it will elect to exercise its right to back into a 51% interest in the project. If Xstrata excercises its back-in opition, it would have to pay Minera Andes three times its expenditures on the property within 90 days of its decision and complete a bankable feasibility study within five years to earn back a 51% interest.

Cash Call Met; Debt Reduced

During the first quarter 2009, Minera Andes paid an $11.3 million “cash call” made by Minera Santa Cruz (MSC), the operating corporation for the San José Mine. MSC is 49% owned by the Corporation and 51 percent owned by our San Jose operating partner, Hochschild Mining plc.  Payment of the cash call was financed with the proceeds of a private placement of C$40 million by the Corporation’s largest shareholder, Rob McEwen.  The proceeds from Mr. McEwen’s investment were also used to fund working capital requirements and pay off all the corporate debt to Macquarie Bank Ltd.

Cordially,

Allen V. Ambrose

President

May 15, 2009